Exhibit 99.1

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED MARCH 31, 2022 AND APPOINTMENT OF HAARIS UDDIN AS CHIEF FINANCIAL OFFICER

WINNIPEG, MB, May 30, 2022 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended March 31, 2022, and is pleased to also announce the appointment of Mr. Haaris Uddin (CPA, B.Comm.) as Chief Financial Officer, effective June 1, 2022.

Quarter Ended March 31, 2022 Highlights:

  Recorded total net revenue of $5.7 million during the quarter ended March 31, 2022 compared to $4.9 million for the quarter ended March 31, 2021 and;
  Recorded total net revenue from the sale of AGGRASTAT® of $2.8 million during the quarter ended March 31, 2022 compared to $2.6 million for the quarter ended March 31, 2021 and;
  Recorded total net revenue from the sale of ZYPITAMAG® of $1.0 million during the quarter ended March 31, 2022 compared to $161,000 for the quarter ended March 31, 2021 and;
  Diversified product portfolio with revenues from the Marley Drug business of $1.9 million during the quarter ended March 31, 2022 compared to $2.1 million for the quarter ended March 31, 2021 and;
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended March 31, 2022 was $1.2 million compared to adjusted EBITDA of $31,000 for the quarter ended March 31, 2021 and;
  Net income for the quarter ended March 31, 2022 was $482,000 compared to a net loss of $1.0 million for the quarter ended March 31, 2021.

Financial Results

The increase in AGGRASTAT® revenues when compared to the same period in the previous year, as described above, is the result of increases in the units of AGGRASTAT® sold.

ZYPITAMAG® contributed $1.0 million of revenue for the quarter ended March 31, 2022 compared to $161,000 for the quarter ended March 31, 2021. The increase in revenue is primarily a result of increased sales to insured customers and improved patient access and fill rate through Medicure's subsidiary, Marley Drug, which also resulted in reduced fees to wholesalers and pharmacy benefit managers.

The Marley Drug business contributed $1.9 million of revenue during the quarter ended March 31, 2022 compared to $2.1 million for the quarter ended March 31, 2021. The decrease in revenue is primarily due to increased competition for filling generic medications. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. It serves thousands of customers and has proven success in marketing based on accessible pricing of generic drugs and a focus on cash price without use of insurance. It provides another channel for direct-to-consumer marketing, distribution and improved profit margin for ZYPITAMAG.

Adjusted EBITDA for the three months ended March 31, 2022 was $1.2 million compared to $31,000 for the three months ended March 31, 2021. The increase in adjusted EBITDA for the three months ended March 31, 2022 is the result of higher revenues when compared to the same period in 2021 along with decreases in cost of goods and selling expenses, partially offset by higher general and administrative costs related to improvements in the Marley Drug E-Commerce platform.

Net income for the three months ended March 31, 2022 was $482,000 or $0.05 per share compared to net loss of $1.0 million or $0.10 per share for the three months ended March 31, 2021. The main factors contributing to the increase in net income recorded for the three months ended March 31, 2022 were higher revenues when compared to the same period in 2021 along with decreases in cost of goods and selling expenses, partially offset by higher general and administrative costs related to improvements in the Marley Drug E-Commerce platform.

At March 31, 2022, the Company had unrestricted cash totaling $2.8 million, which is the same amount of unrestricted cash held as of March 31, 2021. Cash flows used in operating activities for the quarter ended March 31, 2022 totaled $736,000 compared to $224,000 from operating activities for the quarter ended March 31, 2021.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The full financial statements are available at www.sedar.com and on the Company's website at www.medicure.com.

Regarding the appointment of Mr. Uddin as Chief Financial Officer, he began his career with Ernst & Young LLP as a senior accountant in assurance services and brings experience in public company reporting within the life sciences industry in both Canada and the United States.

On behalf of the Board of Directors and management, Dr. Albert D. Friesen, CEO and Chair of the Board of Directors, stated, "We are excited to welcome Haaris to the management team. He is an outstanding addition for us and will bring leadership and strength in financial reporting to Medicure and help to build our future success."

Medicure has granted stock options (the "Options") to Mr. Uddin to purchase a total of 20,000 common shares at a price of $1.20 per common share. The Options, which vest immediately, are exercisable for a period of five years and have been granted in accordance with the terms of the Company's current stock option plan. The grant of Options is subject to the approval of the TSX Venture Exchange.

Notes

(1)	The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non–cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three months ended March 31, 2022 and 2021 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic:  Medicure's Q1 2022 Results

Call date:  Tuesday, May 31, 2022

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free:  1 (888) 664-6392

Passcode:  not required

Webcast:    This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: www.medicure/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley Drug"), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2021.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$ 2,797	$ 3,694
Restricted cash	3	3
Accounts receivable	5,994	4,659
Inventories	3,454	3,329
Prepaid expenses	796	869
Total current assets	13,044	12,554
Non–current assets:
Property and equipment	1,488	1,611
Intangible assets	10,732	11,212
Goodwill	2,931	2,974
Other assets	28	57
Total non–current assets	15,179	15,854
Total assets	$ 28,223	$ 28,408
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 6,310	$ 6,668
Current portion of royalty obligation	361	423
Current portion of acquisition payable	625	634
Current portion of contingent consideration	289	293
Current income taxes payable	155	114
Current portion of lease obligation	376	380
Total current liabilities	8,116	8,512
Non–current liabilities
Royalty obligation	16	65
Acquisition payable	596	591
Contingent consideration	40	40
Lease obligation	714	789
Total non–current liabilities	1,366	1,485
Total liabilities	9,482	9,997
Equity:
Share capital	80,917	80,917
Contributed surplus	10,446	10,429
Accumulated other comprehensive loss	(6,809)	(6,640)
Deficit	(65,813)	(66,295)
Total Equity	18,741	18,411
Total liabilities and equity	$ 28,223	$ 28,408

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Income (Loss)
(expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31	2022	2021

Revenue, net	$ 5,716	$ 4,936
Cost of goods sold	1,691	1,927
Gross profit	4,025	3,009

Expenses
Selling	1,692	2,768
General and administrative	1,312	585
Research and development	345	581
	3,349	3,934

Finance (income) costs:
Finance expense, net	19	121
Foreign exchange loss (gain), net	133	2
	152	123
Net income (loss) before income taxes	$ 524	$ (1,048)

Income tax (expense) recovery	(42)	-
	-	-
Net income (loss)	$ 482	$ (1,048)
Other comprehensive (loss) income:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	(169)	(236)
Other comprehensive (loss) income, net of tax	(169)	(236)
Comprehensive (loss) income	$ 313	$ (1,284)

Loss per share
Basic	$ 0.05	$ (0.10)
Diluted	$ 0.05	$ (0.10)

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31	2022	2021
Cash (used in) provided by:
Operating activities:
Net income (loss) for the period	$ 482	$ (1,048)
Adjustments for:
Current income tax expense	42	-
Amortization of property, plant and equipment	107	94
Amortization of intangible assets	368	800
Share–based compensation	17	53
Write-down of inventories	-	-
Finance expense, net	19	121
Unrealized foreign exchange loss	133	2
Change in the following:
Accounts receivable	(1,433)	595
Inventories	(129)	302
Prepaid expenses	73	(11)
Accounts payable and accrued liabilities	(396)	(578)
Other assets	(29)	-
Interest (paid) received, net	10	(7)
Royalties paid	-	(99)
Cash flows from (used) in operating activities	(736)	224
Investing activities:
Acquisition of intangible assets	(47)	-
Cash flows used in investing activities	(47)	-
Financing activities:
Repayment of lease liability	(79)	(84)
Cash flows used in financing activities	(79)	(84)
Foreign exchange gain (loss) on cash held in foreign currency	(35)	-
Increase (decrease) in cash and cash equivalents	(897)	140
Cash and cash equivalents, beginning of period	3,694	2,716
Cash and cash equivalents, end of period	$ 2,797	$ 2,856

View original content:https://www.prnewswire.com/news-releases/medicure-reports-financial-results-for-quarter-ended-march-31-2022-and-appointment-of-haaris-uddin-as-chief-financial-officer-301557461.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2022/30/c6786.html

%CIK: 0001133519

For further information: Dr. Albert Dr. Friesen, Chief Executive Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 19:00e 30-MAY-22